UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Fortress Investment Group LLC

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

34958B106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 34958B106

1	NAME OF REPORTING PERSON Wesley R. Edens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 63,293,397(1)
	6	SHARED VOTING POWER 800(2)
	7	SOLE DISPOSITIVE POWER 63,293,397(1)
	8	SHARED DISPOSITIVE POWER 800(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,294,197
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.7%(3)
12	TYPE OF REPORTING PERSON IN

(1)	This number represents (i) 42,287,079 Fortress Operating Group Units (and corresponding Class B shares) beneficially owned by the Reporting Person in his personal capacity, (ii) 10,806,318 Fortress Operating Group Units (and corresponding Class B shares) and 200,000 Class A shares beneficially owned by the Reporting Person solely in his capacity as trustee of The Wesley R. Edens 2011 GRAT Family Trust and (iii) 10,000,000 Fortress Operating Group Units (and corresponding Class B shares) beneficially owned by the Reporting Person solely in his capacity as trustee of The Wesley R. Edens 2015 Annuity Trust. Each “Fortress Operating Group Unit” represents one unit of limited partner interest in each of Fortress Operating Entity I LP, FOE II (New) LP and Principal Holdings I LP. The Reporting Person has the right, exercisable from time to time, to exchange each Fortress Operating Group Unit for one Class A share of the Issuer; provided, that one Class B share of the Issuer (which has no economic interest in the Issuer) is concurrently delivered to the Issuer for cancellation.
(2)	This number represents shares beneficially owned by the Reporting Person’s spouse.
(3)	Based on 215,714,060 Class A Shares outstanding as of October 23, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, plus the number of Fortress Operating Group Units beneficially owned by the Reporting Person.

Item 1.

(a)	Name of Issuer:

The name of the issuer is Fortress Investment Group LLC (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Item 2.

(a)	Name of Person Filing:

This statement is filed by Wesley R. Edens.

(b)	Address of Principal Business Office:

The address of the principal business office of each of the Reporting Persons is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

(c)	Citizenship:

The Reporting Person is a United States citizen.

(d)	Title of Class of Securities:

Class A shares, par value $0.01 per share.

(e)	CUSIP Number:

34958B106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The percentage used in this Item 4 is calculated based on 215,714,060 Class A Shares outstanding as of October 23, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, plus the number of Fortress Operating Group Units beneficially owned by the Reporting Person.

(a)	Amount beneficially owned: 63,294,197

(b)	Percent of class: 22.7%

(c)	(i) Sole power to vote or direct the vote: 63,293,397

(ii)	Shared power to vote or direct the vote: 800

(iii)	Sole power to dispose or direct the disposition: 63,293,397

(iv)	Shared power to dispose or direct the disposition: 800

The information set forth in footnote (1) on the cover pages to this statement is incorporated in this Item 4 by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016

	By:	/s/ Wesley R. Edens
		Name:	Wesley R. Edens

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